Exhibit (a)(1)(V)

[FORM OF COMMUNICATION REGARDING MODEL ELECTION AND PRE-TAX BREAK-EVEN PRICE]

Employees holding eligible options will be provided access to a pre-tax break-even price graph and accompanying explanation, as depicted below. The graph illustrates the market price of EA common stock at which a stated currently outstanding eligible stock option would become more valuable (on a pre-tax basis) than the restricted stock rights that would be issued pursuant to EA’s exchange offer in exchange for such stock option, which is referred to as the pre-tax break-even price. Specifically, the graph indicates that if the market price of EA’s common stock is less than the pre-tax break-even price, the restricted stock rights that would be issued in the exchange program are more valuable than the stock option that the employee would surrender in exchange for such restricted stock rights. Conversely, if the market price of EA’s common stock price is greater than the pre-tax break-even price, the stock option currently held by the employee would be more valuable that the restricted stock rights that would be issuable in exchange for such stock option. This graph and accompanying stock option and restricted stock rights information will be available for each stock option eligible for exchange in the exchange program.

The pre-tax break-even price is computed by the following formula:

(Number of Outstanding Options) x (Exercise Price)	equals	Pre-Tax Break-Even Price
(Number of Outstanding Options) – (Number of
Restricted Stock Rights Issuable in Exchange Therefor)

In an example provided below, the pre-tax break even price of $86.6667 per share is equal to [(400 options) x $65] / [(400 options) – (100 restricted stock rights)]